

21002065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Mail Processing Section
MAR 03 2021
Washington DC
406

SEC FILE NUMBER
8-49477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.B. Graham & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Katella Ave.
(No. and Street)

Orange	CA	92867
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd.	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.B. Graham & Co., Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public


MARIE E. GODINEZ
Notary Public - California
Orange County
Commission # 2213725
My Comm. Expires Sep 16, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B.B. Graham & Company, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of B.B. Graham & Company Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of B.B. Graham & Company , Inc. as of December 31, 2020, the related statements of income/(loss), changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules collectively referred to as the "financial statements". In my opinion, the financial statements present fairly, in all material respects, the financial position of B.B. Graham & Company, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of B.B. Graham & Company, Inc.'s management. My responsibility is to express an opinion on B.B. Graham & Company, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to B.B. Graham & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedules I, II, & III has been subjected to audit procedures performed in conjunction with the audit of B.B. Graham & Company, Inc.'s financial statements. The supplemental information is the responsibility of B.B. Graham & Company, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Joseph Yafeh, CPA

I have served as B.B. Graham & Company, Inc.'s auditor since 2007.
Los Angeles, California
February 26, 2021

BB Graham & Company, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash		
Checking and savings		$ 148,199
Money market		360,238
Total cash		508,437
Clearing broker deposit		50,000
Commissions receivable		239,754
Other receivable - allowable		21,148
Other receivable - non allowable		10,705
Prepaid expenses		30,713
Office equipment net of accumulated depreciation of $6,877		-
Total Assets		$ 860,757

Liabilities and Shareholder's Equity

Liabilities		
Accrued expenses		$ 9,586
Commissions payable		367,178
Credit card payable		9,241
Due to secondary broker		1,506
PPP Loan		166,096
Salary and payroll taxes payable		44,348
Total Liabilities		597,955
Shareholder's Equity		
Common stock $1 par value, 100,000 shares authorized and issued; 11,000 shares outstanding)	$ 100	
Paid-in capital	151,900	
Retained earnings (deficit)	110,802	262,802
Total Liabilities and Shareholder's Equity		$ 860,757

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2020

Revenue	
Commissions	$ 2,225,756
Mutual funds	1,159,689
Insurance	1,921,836
Managed fee income	1,813,637
Interest income	148,445
Other income	47,963
Total Revenue	7,317,326
Expenses	
Commission expense	5,248,530
Salaries, wages and related expenses	1,220,246
Clearing fees net of reimbursement	92,590
E-mail capturing service	28,340
FINRA fees	86,920
Insurance expense	154,792
Interest expense	1,354
Office expense	36,149
Professional fees	82,094
Rent and storage	182,000
Taxes and licenses	8,837
Technology fees	83,689
Telephone	32,152
Travel and entertainment	19,719
All other expenses	94,017
Total Expenses	7,371,429
Income (Loss) Before Tax Provision	(54,103)
Income Tax Provision	24,350
Net Income (Loss)	$ (78,453)

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2020

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2019	-	$ 100	$ 151,900	$189,255	$ 341,255
Net Income (Loss)				(78,453)	(78,453)
Capital Distribution					-
Balance, December 31, 2020	-	$ 100	$ 151,900	$110,802	$ 262,802

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities:	
Net income (loss)	$ (78,453)
Changes in operating assets and liabilities:	
Commissions receivable	(45,146)
Other receivable	41,732
Prepaid expenses	1,188
Accrued expenses	(1,003)
Commissions payable	(6,876)
Credit card payable	4,888
Due to secondary broker	614
Insurance payable	(14,053)
PPP loan	166,096
Salaries and payroll taxes payable	3,127
Net cash provided by operating activities	72,114
Cash Flows used in Financing Activities:	
Cash Flows used in Financing Activities	-
Cash Flows for Investing Activities:	
Cash Flows from Investing Activities	-
Net increase in cash	72,114
Cash - beginning of the year	436,323
Cash - end of the year	$ 508,437
Supplemental Cash Flow Information	
Cash paid for interest	$ 1,354
Cash paid for income tax	$ -

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Notes to Financial Statements
December 31, 2020

Note 1 – Organization and Nature of Business

B.B. Graham & Company, Inc. (the "Company") has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing broker.

The Company has offices in California, Florida, Illinois, Iowa, Kansas, Maryland, Minnesota, Nebraska, Nevada, Oklahoma, and Texas.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Broker or dealer selling oil and gas interests
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in the secondary market
- Private placements of securities
- Broker or dealer selling interests in mortgages or other receivables

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies (continued)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Adoption of ASC Topic 606 Revenue from Contracts with Customers

On January 1, 2020, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2020. Results of reporting periods beginning after January 1, 2020 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2020, or to revenue for the year ended December 31, 2020, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business and are recognized as earned. Securities trades are reported as of trade date.

Leases - in February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2020 for the Company) under a modified retrospective approach and early adoption is permitted. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

Note 2 – Significant Accounting Policies (continued)

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2020, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$239,754	$ 0

Note 5 – Related Party

The Company's sole shareholder purchased an office building and entered into a rent agreement to rent part of the building to the Company at $170,000 annually. For the year 2020 the rent paid to the sole shareholder was $170,000. In addition, the Company paid to the sole owner $12,000 during the year for separate storage space. Furthermore, the Company received $6,000 during the year as technology fee income from an affiliated company, as well as a $5,000 during the year for trademark usage/licensing. In 2020 the total from the affiliated company was $11,000. Also in 2020, the Company was reimbursed by the affiliate for its portion of the E & O insurance premiums, totaling $4,342.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2020, the Company had net capital of $380,275 which was $351,483 in excess of its required net capital requirement of $28,792. The Company's aggregate indebtedness of $431,859 to net capital was 1.14 to 1.

Note 8 – Provision for Income Taxes

The Company files its Federal tax return on the cash basis. The provision for income taxes for the year consists of the following:

Federal	$ 17,078
State	7,272
	$ 24,350

Note 9 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2020 was $50,000.

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 – Leases

The Company rents office space and storage space from a related party on a month to month basis. For 2020, rent expense was $170,000, all of which was paid to a related party (see Note 5).

B.B. Graham & Company, Inc.
Notes to Financial Statements
December 31, 2020

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 26, 2021, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

BB Graham & Company, Inc.
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2020

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 262,802
Less - non allowable assets:	
Non allowable portion of accounts receivable	(10,705)
Prepaid expenses	(30,713)
Haircut	(7,205)
Net Capital	$ 214,179
Add back foregivable PPP loan	166,096
Net Capital adjusted	$ 380,275
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 28,792
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 28,792
Excess Capital	$ 351,483
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness	$ 337,089
Computation of Aggregate Indebtedness	
Total liabilities net of forgivable PPP loan	$ 431,859
Aggregate indebtedness to net capital	1.14

Reconciliation
Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2020)

There are no material differences noted in the Company's net capital computation at December 31, 2020

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2020

A computation of reserve requirement is not applicable to BB Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

B.B. Graham & Company, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to B.B. Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of B.B. Graham & Company, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by B.B. Graham & Company, Inc. and the SIPC, solely to assist you and SIPC in evaluating B.B. Graham & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. B.B. Graham & Company, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on B.B. Graham & Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of B.B. Graham & Company, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, California
February 26, 2021

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PBK-RP-6: Exemption Report Review—No Exceptions to Exemption Provisions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of B.B. Graham & Company, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) B.B. Graham & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which B.B. Graham & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (exemption provisions) and (2) B.B. Graham & Company, Inc. stated that B.B. Graham & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. B.B. Graham & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about B.B. Graham & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Joseph Yafeh, CPA

Los Angeles, California
February 26, 2021

B. B. GRAHAM & Co. *Member FINRA, MSRB & SIPC*
KNOW YOUR OPTIONS™

January 4, 2021

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

B.B. Graham & Co., Inc. met the Section 240.15c3-3 (k)(2)(ii) exemption for the period January 1, 2020 through December 31, 2020 without exception.

Sincerely,



Bruce Graham, President

1700 W. Katella Ave., 2nd Floor, Orange, CA 92867
Phone (714) 628-5200 (888) 847-2426 Fax (714) 516-3340